SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 11-K

                                 ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended        December 31, 2006
                           ----------------------------------------------------

                                       OR

[_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from _______________ to  ______________________

                        Commission File Number 000-25101
                                               ---------

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                   The Oneida Savings Bank 401(k) Savings Plan

         B: Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             Oneida Financial Corp.
                                 182 Main Street
                           Oneida, New York 13421-1676

                                   SIGNATURES


         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                  THE ONEIDA SAVINGS BANK 401(k) SAVINGS PLAN




Date: June 29, 2007               By:      /s/ Eric E. Stickels
                                           ----------------------------
                                           Name:  Eric E. Stickels
                                           Title: Executive Vice President
                                                  and Chief Financial Officer,
                                                  The Oneida Savings Bank

                               Oneida Savings Bank
                               401(k) Savings Plan

                              Financial Statements

                           December 31, 2006 and 2005

                     Oneida Savings Bank 401(k) Savings Plan

                                      Index



                                                                            Page
Report of Independent Registered Public Accounting Firm........................2

Financial Statements:

     Statements of Net Assets Available for Benefits
       at December 31, 2006 and 2005...........................................3

     Statement of Changes in Net Assets Available for Benefits
       for the year ended December 31, 2006....................................4

     Notes to the Financial Statements......................................5-10

Supplemental Schedule: *

     Schedule of Assets (Held at End of Year), Schedule H, Line 4i
       at December 31, 2006...................................................11


* All other schedules are omitted since they are not applicable or are not required based on the disclosure requirements of the Employee Retirement Income Security Act of 1974 and applicable regulations issued by the Department of Labor.

             Report of Independent Registered Public Accounting Firm




To the Participants and Administrator of the Oneida Savings Bank 401(k) Savings Plan
Oneida, New York

We have audited the accompanying statements of net assets available for benefits of the Oneida Savings Bank 401(k) Savings Plan as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2006 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2006 financial statements taken as a whole.


                                                    Crowe Chizek and Company LLC

Columbus, Ohio
June 29, 2007


Oneida Savings Bank 401(k) Savings Plan

Statements of Net Assets Available for Benefits
December 31, 2006 and 2005
------------------------------------------------------------------------------------
Assets
                                                               2006          2005
                                                           -----------   -----------

Investments, at fair value                                 $11,527,874   $ 9,843,667

Receivable
     Employer contribution                                          10        11,636
     Participant contribution                                       17        29,609
                                                           -----------   -----------

            Total assets                                    11,527,901     9,884,912
                                                           -----------   -----------

     Net assets reflecting all investments at fair value    11,527,901     9,884,912

     Adjustment from fair value to contract value for
     fully benefit-responsive contracts                         86,247       112,710
                                                           -----------   -----------

Net Assets Available for Benefits                          $11,614,148   $ 9,997,622
                                                           ===========   ===========

                 See accompanying notes to financial statements.

Oneida Savings Bank 401(k) Savings Plan

Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2006
--------------------------------------------------------------------------------

                                                            2006
                                                            ----
Additions to net assets attributed to:
     Investment income                                  $   158,146
     Interest from loans                                      4,106
     Net appreciation in fair value of investments        1,220,399
                                                        -----------
         Total investment income                          1,382,651

     Participant contributions                              803,282
     Employer contributions                                 378,576
                                                        -----------

            Total additions                               2,564,509

Deductions to net assets attributed to:
     Benefits paid to participants                          947,128
     Administrative expenses                                    855
                                                        -----------

            Total deductions                                947,983

            Net increase                                  1,616,526

Net Assets Available for Benefits - Beginning of Year     9,997,622
                                                        -----------

Net Assets Available for Benefits - End of Year         $11,614,148
                                                        ===========

                 See accompanying notes to financial statements.

Oneida Savings Bank 401(k) Savings Plan
Notes to the Financial Statements
December 31, 2006 and 2005
--------------------------------------------------------------------------------

1.   Description of the Plan

     The following brief description of the Oneida Savings Bank 401(k) Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan Agreement for more complete information.

     General

     The Plan is a defined contribution plan, which covers substantially all employees of Oneida Savings Bank ("the Sponsor" or "the Company") who have completed three months of service with respect to salary reduction contributions and one year of service with respect to participation in employer matching contributions. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     Contributions

     Each year, participants may contribute a portion of pretax annual compensation through direct payroll withholding subject to maximum allowable contributions under the Internal Revenue Code of $15,000 and $14,000 for 2006 and 2005, respectively. The Plan allows participants who have attained age 50 by the end of the Plan year to make catch-up contributions in accordance with Code Section 414(v). Participants are immediately vested in their contributions. The employer matching formula is 100% of the first 4% of compensation deferred and 50% of the next 2% of compensation deferred. Effective January 1, 2005, the Plan was amended to state a participant is 100% vested in employer contributions made after January 1, 2005. The vesting on prior employer contributions is based on years of continuous service. A participant is 20% vested after each year of service and is 100% vested after five years of service.

     Investment Options

     Upon enrollment in the Plan, participants have a choice of allocating their contribution and the Company matching contribution in 1% increments to several pooled separate accounts, a guaranteed account, or the Oneida Financial Corp. common stock fund. Investment elections and allocations can be changed at any time.

     Payment of Benefits

     Distributions resulting from retirement, death, or termination are made in the form of a lump sum payment representing the net value of the participant's account at the valuation date. In lieu of a lump sum payment, the participant may elect to receive installment payments equal to the net value of the participant's account. Upon termination of employment, if the account balance is less than $5,000, and the participant has not elected to receive the benefit pursuant to an optional form of benefit payment, the participant will receive a single lump sum amount equal to the value of his or her account. In the case of death, the surviving spouse may elect to defer payment up to the age of 70 1/2. Hardship withdrawals are available of up to 100% of employee contributions and the vested interest of the matching contribution account, subject to Internal Revenue Service guidelines. Distributions, without penalty, may be made upon attainment of age 59 1/2.

     Retirement, Death and Disability

     A participant is entitled to a distribution of 100% of his or her account balance upon retirement, death, or disability.

     Participant Loans

     The Plan provides that participants may borrow up to a maximum of 50% of the participant's vested account balance not to exceed $50,000. The loans shall be repaid by the participant in such manner and in such time as the Plan's trustee, in its sole discretion, may determine, but in no event over a period greater than five years unless the loan is a "home loan", in which case the loan may be repaid over a term of not more than 15 years. The loans bear a rate of interest commensurate with prevailing market rates.

Oneida Savings Bank 401(k) Savings Plan
Notes to the Financial Statements
December 31, 2006 and 2005
--------------------------------------------------------------------------------

1.   Description of the Plan (Continued)

     Forfeited Accounts

     At December 31, 2006 and 2005, forfeited nonvested accounts totaled $4,934 and $10,118, respectively. Forfeitures are reallocated to the matching contribution account of each eligible participant based on each participant's elective deferrals for the year. During the year ended December 31, 2006, forfeitures of $10,118 were allocated to participant accounts.

     Plan Termination

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of a termination of the Plan, the net assets of the Plan would be distributed to each participant based upon his or her account balances as of the distribution date. In the event of termination of the Plan, participants would become 100% vested.

2.   Summary of Significant Accounting Policies

     Basis of Presentation

     The accompanying financial statements of the Plan have been prepared on the accrual method of accounting based on U.S. generally accepted accounting principles.

     Valuation of Investments

     Oneida Financial Corp. common stock is valued at fair value based on quoted market prices as of the Plan's year end. Units of pooled separate accounts are valued by the custodian at the daily net asset value, which represents the cumulative market values of the pooled separate accounts' underlying investments. The fair values of the Plan's investment contracts have been estimated with a discounted cash flows methodology, utilizing current rates of return available for similar contracts, with comparable credit risks, as of the respective financial statement dates. Net assets available for benefits reflects the contract value of the Plan's investments in fully benefit-responsive contracts because a separate adjustment is presented in the statement of net assets available for benefits to increase the carrying amount of these investments to contract value. Contract value represents contributions made under the contract, plus earnings, participant withdrawals and administrative expenses.

     Purchases and sales of securities are accounted for as of the trade dates. Dividend income is recorded on the ex-dividend date and interest income is recorded as earned. Unrealized and realized gains and losses are combined in the Statement of Changes in Net Assets Available for Benefits and in the Notes to the Financial Statements. Participant loans are valued at cost, which approximates fair value.

     Administrative Costs

     Investment manager fees are paid by the Plan; all other administrative expenses of the Plan are paid by the Sponsor. The Plan Sponsor paid administrative expenses of $19,649 and $22,166 in 2006 and 2005, respectively.

Oneida Savings Bank 401(k) Savings Plan
Notes to the Financial Statements
December 31, 2006 and 2005
--------------------------------------------------------------------------------

2.   Summary of Significant Accounting Policies (Continued)

     Use of Estimates

     The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from these estimates.

     Adoption of New Accounting Standard

     The Plan retroactively adopted Financial Accounting Standards Board (FASB) Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by the Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans ("the FSP") in 2006. Pursuant to the adoption of the FSP, fully benefit-responsive investment contracts held directly by the Plan are to be presented at fair value. In addition, any material difference between the fair value of these investments and their contract value is to be presented as a separate adjustment line in the statement of net assets available for benefits. The adoption of the FSP had no impact on the net assets available for benefits as of December 31, 2006 and 2005. The net appreciation reported in the statement of changes in net assets available for benefits was also not impacted by the adoption of the FSP, as the amount reflects the contract value of fully benefit responsive contracts held directly by the Plan.

     Adoption of the FSP resulted in a decrease of $112,710 from the amount previously reported as Plan investments in the 2005 statement of net assets available for benefits, since this amount now reflects the fair value of the plan's direct interests in fully benefit-responsive contracts. The decrease in the amount reported for the Plan investments as of December 31, 2005 is completely offset by an adjustment which reduces net assets reflecting investments at fair value to net assets available for benefits.

     Risks and Uncertainties

     The Plan provides for various investment options in any combination of pooled separate accounts, a guaranteed fixed account and common stock of Oneida Financial Corp. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

     Concentration of Credit Risk

     At December 31, 2006 and 2005, approximately 27% and 26%, respectively, of the Plan's assets were invested in Oneida Financial Corp. common stock fund.

Oneida Savings Bank 401(k) Savings Plan
Notes to the Financial Statements
December 31, 2006 and 2005
--------------------------------------------------------------------------------

3.   Investments

     The fair market value of individual investments that represent 5% or more of the net assets available for benefits as of December 31 are as follows:

                                                           2006         2005
                                                           ----         ----
     Guaranteed Account:
          ING Fixed Account (contract number PHX149) $1,091,509 $1,154,024 Pooled Separate Accounts:
          ING Fidelity VIP Equity - Income              1,310,955    1,075,883
          ING Oppenheimer Main Street Fund              1,084,974      929,748
          ING Fidelity VIP Growth Portfolio               854,679      794,778
     Oneida Financial Corp. Common Stock                3,030,943    2,565,921

     During  2006,  the  Plan's  investments  (including  gains  and  losses  on
     investments   bought   and  sold,   as  well  as  held   during  the  year)
     appreciated/(depreciated) in fair value as follows:

                                                               2006
                                                               ----

     ING VP Money Market Portfolio                         $     5,583
     ING VP Bond Portfolio                                      10,765
     ING Pioneer High Yield Fund                                 2,819
     ING American Balanced Fund                                 13,858
     ING VP Balanced Portfolio, Inc.                            29,796
     ING Fidelity VIP Equity-Income                            207,735
     ING VP Index Plus Large Cap Portfolio                      18,522
     ING Oppenheimer Main Street Fund                          137,264
     Fidelity VIP Growth Portfolio                              49,617
     ING Fidelity VIP Contrafund Port I                         34,295
     ING American Century Select Portfolio                      (2,535)
     ING Baron Growth Fund                                      64,634
     ING VP Int'l Value Portfolio                               14,537
     ING Ariel Fund                                                876
     ING VIP Index Plus Mid Cap Port (I)                           412
     ING Lord Abbett Sm Cap Value Fund (A)                       6,612
     ING Lord Abbett Mid Cap Value Fund                          3,245
     ING Solution 2015 Portfolio I                               6,193
     ING Solution 2025 Portfolio I                                 992
     ING Solution 2035 Portfolio I                               1,215
     ING Solution 2045 Portfolio I                                  48
     ING Solution Income Portfolio I                               222
     ING Solution 2015 Portfolio Service                        16,353
     ING Solution 2025 Portfolio Service                         7,448
     ING Solution 2035 Portfolio Service                        12,002
     ING Solution 2045 Portfolio Service                         2,123
     ING Solution Income Portfolio Service                         456
     ING Washington Mutual Investors Fund (R3)                   6,395
     ING Fidelity Advisor Mid Cap Fund                          28,302
     ING Legg Mason Partners Aggressive Growth Portfolio        18,087
     ING Oppenheimer Global Portfolio                           63,822
                                                           -----------
          Total appreciation on pooled separate accounts       761,693
                                                           -----------

     Oneida Financial Corp. Common Stock                       458,706
                                                           -----------
          Total Appreciation                               $ 1,220,399
                                                           ===========

Oneida Savings Bank 401(k) Savings Plan
Notes to the Financial Statements
December 31, 2006 and 2005
--------------------------------------------------------------------------------

4.   Income Tax Status

     The Internal Revenue Service has determined and informed the Company by letter dated November 26, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving this determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

5.   Party in Interest Transactions

     Parties in interest are defined Department of Labor regulations as any fiduciary of the Plan, any party rendering services to the Plan, the employer, and certain others. At December 31, 2006 and 2005, certain Plan investments are units of pooled separate accounts and a guaranteed account managed by ING Life Insurance and Annuity Company ("ING"). ING is the trustee as defined by the Plan; therefore, these transactions qualify as party-in-interest transactions. These investments totaled $8,370,268 and $7,208,951 at December 31, 2006 and 2005, respectively. The Plan also has participant loans of $97,837 and $56,186 at December 31, 2006 and 2005, which constitute party-in-interest investments.

     At  December  31,  2006  and  2005,  the Plan had  $115,073  and  $125,319,
     respectively, invested in a money market fund managed by Investors Bank and Trust (IBT). As IBT is the custodian of this asset, these transactions qualify as party-in-interest transactions.

     The Plan investments also included Company common stock. As of December 31, 2006 and 2005, the investment in Oneida Financial Corp. common stock was as follows:

                                    2006                        2005
                           -----------------------     ----------------------
                            Number        Market        Number       Market
                           of Shares       Value       of Shares      Value
     Common stock           256,642     $3,030,943      256,592    $2,565,921

     At December 31, 2006 and 2005, 3.1% and 3.1% of shares outstanding were held by the Plan, respectively. During 2006, the Plan earned dividend income of $113,868 on its investment in Oneida Financial Corp. common stock.

6.   Fully Benefit-Responsive Investment Contract with Insurance Company

     The Plan holds a fully benefit-responsive investment contract with the ING. ING (the Issuer) maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.

     This investment contract specifies certain conditions under which distributions from the contract would be payable at amounts below contract value. Such circumstances include Plan termination, Plan merger, premature contract termination initiated by the employer, and certain other employer-initiated events, such as a sale of a division, plant closure, or lay-off that results in distributions exceeding a set amount. The contract limits the circumstances under which the Issuer may terminate the contract. Examples of circumstances which would allow the Issuer to terminate the contract includes the Plan's loss of its qualified status, uncured material breaches of responsibilities, or material and adverse changes to the provisions of the Plan. If one of these events were to occur, the Issuer could terminate the contract at amounts less than contract value. Currently, management believes that the occurrence of an event that would cause the Plan to transact contract distributions at less than contract value is not probable.

Oneida Savings Bank 401(k) Savings Plan
Notes to the Financial Statements
December 31, 2006 and 2005
--------------------------------------------------------------------------------

6.   Fully Benefit-Responsive Investment Contract with Insurance Company
     (Continued)

     The crediting interest rates of the contract are based on agreed-upon formulas with the issuer, as defined in the contract agreements, but cannot be less than 3 percent. Such interest rates are reviewed on a monthly basis for resetting. The key factors that influence future interest crediting rates could include the following: the level of market interest rates; the amount and timing of participant contributions, transfers and withdrawals into/out of the contract; and the duration of the underlying investments backing the contract. The resulting gains and losses in the fair value of the investment contract relative to the contract value, if any, are reflected in the Statement of Net Assets Available for Benefits as Adjustment from fair value to contract value for fully benefit responsive contracts ("adjustment"). If the adjustment is positive, this indicates that the contract value is greater than the fair value. The embedded losses will be amortized in the future through a lower interest crediting rate than would otherwise be the case. If the adjustment is negative, this indicates that the contract value is less than the fair value. The embedded gains will cause the future interest crediting rate to be higher than it otherwise would have been.

                                                                 2006     2005
                                                                 ----     ----
     Average yields:

          Based on annualized earnings (1)                       3.75%    3.75%
          Based on interest rate credited to participants (2)    3.75%    3.75%

     (1) Computed by dividing the annualized one-day actual earnings of the contract on the last day of the Plan year by the fair value of the contract investments on the same date.

     (2) Computed by dividing the annualized one-day earnings credited to participants on the last day of the Plan year by the fair value of the contract investments on the same date.

7.   Reconciliation of Financial Statements to Form 5500

     The following is a reconciliation of net assets available for benefits per the financial statements to net assets per the Form 5500:

                                                                        2005
                                                                        ----
     Net assets available for benefits per the financial statements  $9,997,622
         Plus: Additional matching contribution due to participations        50
         Less: Participant loan repayments                                 (716)
                                                                     ----------
     Net assets per the Form 5500                                    $9,996,956
                                                                     ==========

     The following is a reconciliation of the changes in net assets available for benefits per the financial statements to net income per the Form 5500:

                                                                        2006
                                                                        ----
     Net increase per the financial statements                       $1,616,526
     Plus: Adjustments for prior year receivables                           666
                                                                     ----------
     Net income per the Form 5500                                    $1,617,192
                                                                     ==========

8.   Subsequent Events

     Effective April 2, 2007, the Vernon Bank Corporation was acquired by Oneida Savings Bank. As a result of this acquisition, the former employees of the Vernon Bank Corporation became participants of the Plan.

     Benefit Consulting Group LLC was acquired by Oneida Savings Bank in 2006. As a result of this acquisition, the former employees of Benefit Consulting Group LLC became participants of the Plan effective January 1, 2007 and the assets of the Benefit Consulting Group LLC 401(k) Profit Sharing Plan were merged into the Plan during 2007.

Oneida Savings Bank 401(k) Savings Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2006
--------------------------------------------------------------------------------

Name of Plan sponsor:                            Oneida Savings Bank
                                        ----------------------------------------
Employer identification number:                      15-0405820
                                        ----------------------------------------
Three digit plan number:                                 002
                                        ----------------------------------------

                                                                  (c)
                                                            Description of
                   (b)                                  Including Maturity Date                             (e)
      Identity  of  issue, borrower                  Rate of Interest, Collateral             (d)         Current
(a)     lessor, or similar party                        Par or Maturity Value                Cost **       Value
        ---------- -------------                               --------------               -------        -----
                                            Pooled Separate Accounts
*    ING Life Insurance and Annuity         ING VP Money Market Portfolio;
       Company                                investment in shares of a separate account    $    --    $    142,935
*    ING Life Insurance and Annuity         ING VP Bond Portfolio; investment in shares
       Company                                of a separate account                              --         322,505
*    ING Life Insurance Annuity             American Balanced Fund; investment in shares
       Company                                of a separate account                              --         135,787
*    ING Life Insurance and Annuity         ING VP Balanced Portfolio; Inc.; investment
       Company                                in shares of a separate account                    --         347,253
*    ING Life Insurance and Annuity         Fidelity VIP Equity-Income; investment in
       Company                                shares of a separate account                       --       1,310,955
*    ING Life Insurance and Annuity         ING VP Index Plus Large Cap Portfolio;
       Company                                investment in shares of a separate account         --         145,907
*    ING Life Insurance and Annuity         Oppenheimer Main Street Fund; investment
       Company                                in shares of a separate account                    --       1,084,974
*    ING Life Insurance and Annuity         Fidelity VIP Growth Portfolio; investment
       Company                                in shares of a separate account                    --         854,679
*    ING Life Insurance and Annuity         Fidelity VIP II Contrafund; investment in
       Company                                shares of a separate account                       --         411,402
*    ING Life Insurance and Annuity         ING Am Century Sel Port; investment in
       Company                                shares of a separate account                       --         168,518
*    ING Life Insurance and Annuity         Baron Growth Fund; investment in shares
       Company                                of a separate account                              --         493,184
*    ING Life Insurance and Annuity         Fidelity Advisor Mid Cap Fund; investment in
       Company                                shares of a separate account                       --         248,159
*    ING Life Insurance and Annuity         ING Legg Mason Partners Aggr Gr Portfolio;
       Company                                investment in shares of a separate account         --         212,381
*    ING Life Insurance and Annuity         ING VP Int'l Value Portfolio (I); investment in
       Company                                shares of a separate account                       --          95,388
*    ING Life Insurance and Annuity         ING Ariel Fund; investment in
       Company                                shares of a separate account                       --          11,348
*    ING Life Insurance and Annuity         ING VP Index Plus Mid Cap Portfolio (I);
       Company                                investment in shares of a separate account         --          14,589
*    ING Life Insurance and Annuity         ING Lord Abbett Mid Cap Value Fund;
       Company                                investment in shares of a separate account         --          32,987
*    ING Life Insurance and Annuity         ING Lord Abbett Small Cap Value Fund (A);
       Company                                investment in shares of a separate account         --         131,666
*    ING Life Insurance and Annuity         ING Washington Mutual Investors Fd (R3);
       Company                                investment in shares of a separate account         --          57,758
*    ING Life Insurance and Annuity         ING Solution 2015 Portfolio Svc; investment in
       Company                                shares of a separate account                       --         268,457
*    ING Life Insurance and Annuity         ING Solution 2025 Portfolio Svc; investment in
       Company                                shares of a separate account                       --         140,769

Oneida Savings Bank 401(k) Savings Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2006
--------------------------------------------------------------------------------

Name of Plan sponsor:                            Oneida Savings Bank
                                        ----------------------------------------
Employer identification number:                      15-0405820
                                        ----------------------------------------
Three digit plan number:                                 002
                                        ----------------------------------------

                                                                  (c)
                                                            Description of
                   (b)                                  Including Maturity Date                             (e)
      Identity  of  issue, borrower                  Rate of Interest, Collateral             (d)         Current
(a)     lessor, or similar party                        Par or Maturity Value                Cost **       Value
        ---------- -------------                               --------------               -------        -----

*    ING Life Insurance and Annuity         ING Solution 2035 Portfolio Svc; investment in
       Company                                shares of a separate account                       --    $    152,062
*    ING Life Insurance and Annuity         ING Solution 2045 Portfolio Svc; investment in
       Company                                shares of a separate account                       --          23,743
*    ING Life Insurance and Annuity         ING Solution Income Portfolio Svc; investment in
       Company                                shares of a separate account                       --          11,689
*    ING Life Insurance and Annuity         ING Pioneer High Yield Fund (A), investment in
       Company                                shares of a separate account                       --          26,503
*    ING Life Insurance and Annuity         ING Oppenheimer Glob Port; investment in
       Company                                shares of a separate account                       --         433,161
                                                                                                       ------------
                                                                                                          7,278,759
                                            General Account
*    ING Life Insurance and Annuity         ING Fixed Account, PHX149
       Company                                                                                   --       1,091,509

                                            Oneida Common Stock Fund
*    Oneida Financial Corp.                 Common Stock                                         --       3,030,943
*    Investors Bank & Trust                 Money Market Fund                                    --         115,073
                                                                                                       ------------
                                                                                                          3,146,016
                                            Participant Loans
*    Participant loans                      5.25% - 9.25%                                        --          97,837
                                                                                                       ------------

          Total investments                                                                            $ 11,614,121
                                                                                                       ============

*    Denotes party-in interest
** All investments are participant directed, therefore no cost information is required.